Item 77 I
Terms of New or Amended Securities

BHR Institutional Funds (the "Trust") has issued additional classes of shares: Class I and Class II shares of the AG
Mid Cap Core Fund; Class I and Class II shares of the AG
Mid Cap Growth Fund; Class I and Class II shares of the AG
Multi Cap Growth Fund; and Class I and Class II Shares of the AG Small Cap Core Fund. Each class of shares of the AG
Mid Cap Core Fund, AG Mid Cap Growth Fund, AG Multi Cap
Growth Fund and AG Small Cap Core has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set for the Trust's
Declaration of Trust.